NO ACT

PE
1-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040728

Received SEC
FEB 25 2008
Washington, DC 20549

February 25, 2008

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2008

Re: ONEOK, Inc.
Incoming letter dated January 7, 2008

Dear Mr. Reinstein:

This is in response to your letters dated January 7, 2008 and February 4, 2008 concerning the shareholder proposal submitted to ONEOK by the California State Teachers' Retirement System Investments and Calvert Asset Management Company, Inc. We also have received letters on CalSTRS' behalf dated January 16, 2008, January 25, 2008 and February 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Lily Donge
Senior Social Research Analyst
Calvert Assert Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

RECEIVED
2008 JAN -8 AM 10: 59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FRIED FRANK

January 7, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ONEOK, Inc.– Shareholder Proposal of California State Teachers' Retirement System Investments

Ladies and Gentlemen:

This letter is submitted on behalf of ONEOK, Inc. (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2008 Annual Meeting[1] of Shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by the California State Teachers' Retirement System Investments (the "Proponent") dated November 29, 2007 with Calvert Asset Management Company, Inc., acting as co-sponsor. A copy of the Proposal is attached.

The Company respectfully requests that the Staff of the Division of Corporate Finance (the "Staff") concur in its view that the Proposal may be omitted from the Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed are six copies of the Proposal and this letter. The Company is simultaneously providing a copy of this submission to the Proponent.

In the interests of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons unless the Company has already been provided with such correspondence.

The Company

The Company is a diversified energy company involved in the natural gas and natural gas liquids businesses. It is among the largest gas distributors in the United States. A subsidiary of the Company is also the general partner and 45.7% owner of ONEOK Partners, L.P., a leader in

[1] The Company expects to file its definitive proxy statement for the 2008 Annual Meeting of Shareholders on or about March 28, 2008.

gathering, processing, fractionation, storage and transportation of natural gas and natural gas liquids in the United States.

The Company monitors federal and state climate change activities and evaluates potential impact as part of its normal ongoing operations. Operating entities within the Company participate in transmission, gathering and processing sectors of the Environmental Protection Agency's Natural Gas Star program ("Star Program") to voluntarily reduce methane emissions. Although they already utilize many of the identified "best practices", it is anticipated that the ONEOK distribution companies will soon formally join the Star Program's distribution sector. In addition, internal initiatives to optimize operational efficiency and reduce fuel usage routinely result in decreased emissions of greenhouse gases.

The Proposal

The terms of the Proposal are as follows:

"RESOLVED: Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2008. Such a report will omit proprietary information and be prepared at reasonable cost."

Discussion

I. The Proposal Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if it relates to a company's ordinary business matters. The Company believes the Proposal may be omitted from the Proxy Statement under Rule 14a-8(i)(7), because it pertains to the conduct of the ordinary business operations of the Company.

According to the Release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The Commission noted that there are two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Additionally, the Staff has also noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (August 16, 1983).

It is firmly established that proposals which seek an assessment of the potential risks or liabilities faced by a company relate to day-to-day business matters, and therefore are excludable under Rule 14a-8(i)(7). In the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005 ("SLB 14C"), the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." The Staff went on to say that "to the extent a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is no basis to exclude the proposal". The Company submits that the Proposal falls within the first category of this test, that is, it focuses on the Company engaging in an internal assessment of risks and liabilities as a result of operations that may adversely affect the environment or the public's health.

A. **The Proposal Requires Assessment of Risk**

The Proposal requires the Company to conduct an internal assessment of risks and liabilities associated with its operations that the Staff has found the basis to exclude in the past. In the context of the Company's business, the gathering and transportation of natural gas and natural gas liquids, the Company evaluates its emissions policy in light of a number of factors, including regulatory and competitive pressure. It must undertake a complex risk analysis of the cost and benefits of any proposed action or inaction in relation to climate change. The Staff, in Centex Corporation (May 14,2007), determined that a similar proposal requiring the board of directors to provide a report to shareholders on how the company is responding to rising pressure to address climate change was related to the company's ordinary business operations and could be excluded.

The interrelationship between the Proposal and the Company's ordinary business operations is effectively acknowledged in the recitals to the Proposal. The recitals, as a basis for the Proposal, state that unaccounted for line loss of natural gas for intrastate pipelines and gathering systems may be a significant source of raw methane emissions and that those kinds of losses could have a significant impact on the health and safety of local residents and pipeline employees. Line loss is already an area of considerable focus at the Company, both because of the economic harm to the Company and its affiliates if the line loss is not controlled, and because of the impact on health and safety of residents and employees. The Company routinely determines the amount of lost and unaccounted for gas on its various systems and conducts leakage surveys according to guidelines in its relevant operations manuals. In addition, many of the systems are subject to an active integrity management program designed to prevent leaks or failures that would result in the loss of gas. The Company budgets and spends considerable capital each year to monitor, maintain and upgrade the integrity of pipelines. The report sought by the Proponent is precisely the type of risk and potential liability assessment that the Company must and does make in the ordinary course of business.

The Proposal together with the recitals and supporting statement to the Proposal make it clear that it is focused on the financial implications and risks of climate change on the Company.

The Proponent requests a feasibility study on adopting quantitative goals for reducing green house gas emissions. The recitals refer to analysts at firms such as Goldman Sachs recognizing the possible financial implications of climate change. The supporting statement states "taking early action to reduce emissions...could provide competitive advantages, while inaction...could leave companies unprepared to deal with the realities of a carbon constrained economy." In essence, the Proponents are requesting the Company to perform a detailed internal appraisal of the impact and risks to the Company associated with a failure to reduce emissions of greenhouse gases.

When read together, the Proposal, the recitals and the supporting statement clearly focus on minimizing the risks to the Company by the operations of the Company that may have an impact on public health or climate change. This is precisely the type of Proposal that should be excluded in accordance with the Staff's guidance in SLB 14C.

B. The Proposal Relates to Fundamental Management Tasks and Seeks to Micro-Manage the Company

The Proposal focuses on tasks that are so fundamental to management's ability to run the Company that they cannot be subject to direct shareholder oversight. The Proposal further seeks a report that would delve into complex matters on which shareholders would be unable to make an informed view. It is therefore excludable under the principles set out in the 1998 Release.

Line loss of natural gas

The recitals, as a basis for the Proposal, states that unaccounted for line loss of natural gas for intrastate pipelines and gathering systems may be a significant source of raw methane emissions and that those kinds of losses could have a significant impact on the health and safety of local residents and pipeline employees. The Company submits that such line loss is directly correlated to the profitability of the Company, and is therefore a fundamental aspect of its operations. An integral part of the successful operation of the Company's business requires the performance of ongoing evaluations of pipeline integrity through the use of detailed data collection and analysis and the identification, mitigation and remediation of threats to pipeline segments. From an economic standpoint, the failure to undergo these processes on a day-to-day basis would have a detrimental impact on the financial health of the Company's operations, and is therefore a function systematically undertaken by the Company as a matter of ordinary business operations. Further, the operation and maintenance of intrastate and interstate natural gas pipelines is an extremely complex process that involves the consideration of numerous factors and the input of various experts, which is accordingly a matter for the informed business judgment of management. The report required by the Proposal would require an explanation, by way of example, of technology and software, aerial and ground based optical imaging for leak detection using laser and infrared technology, and the benefits of using "hot taps" when making connections over "blowing down" to empty the lines. These are not appropriate matters for shareholder oversight.

Greenhouse gas emissions policy

For a business involved in the natural gas industry, formulation of policy for reducing greenhouse gas emissions is a fundamental management function and as such falls squarely within the day to day business activities of the Company. The Company currently takes a number of actions to reduce greenhouse gas emissions (including actions to reduce methane release and carbon dioxide emissions) to keep in line with its long standing strategy of operating its assets in a safe, reliable and efficient manner. There are a number of complex factors to be considered. It is therefore an improper matter for shareholder oversight.

The supporting statement states "[w]e believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change". The report requested by the Proponent would require an analysis of, among other things, the operations of the Company, the regulation to which the Company is subject, actions of competitors of the Company in relation to reduction of emissions, and the cost of any proposed reductions in emissions. The Company would then be required to make an assessment of its response to these matters. This amounts to a request for an internal evaluation of ordinary business activities, including the Company's financial condition, compliance and governance process. The report would involve the development of a comprehensive and complex cost/benefit analysis of the Company's operations. Such an analysis delves deeply into complex matters on which shareholders would be unable to make an informed view. It therefore fits squarely within the type of proposals described as excludable in the 1998 Release.

C. Staff Guidance Supports Excluding the Proposal

In SLB 14C the Staff provided guidance with respect to shareholder proposals, such as the Proposal, which refer to environmental and public health issues. As noted in the preceding paragraphs, Section D.2. of SLB 14C states that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Thus, the fact that a proposal merely refers to a public policy issue such as greenhouse gas emissions does not remove them from the scope of Rule 14a-8(i)(7), if its focus is the fundamental risks, benefits, and liabilities faced by the company.

SLB 14C discusses two principal no action letters addressing the evaluation of risks relating to environmental issues. In <u>Xcel Energy, Inc.</u> (April 1, 2003), the Staff granted relief under Rule 14a-8(i)(7), permitting the company to exclude a proposal requesting a report on the company's prior, current and future emissions of carbon dioxide and other gases. The <u>Xcel</u> proposal requested that the report address the economic benefits of reducing emissions related to its business operations. In <u>Exxon Mobil Corp.</u> (March 18, 2005), the Staff did not agree that the company could exclude a proposal requesting a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas. The distinction between <u>Xcel</u> and <u>Exxon</u>, was that the <u>Exxon</u> proposal, which was not excluded, focused specifically on social policy issues as opposed to an assessment of risks or liabilities faced by the company.

In the present case, the Proposal focuses on the impact of climate change on the Company, rather than the impact of the Company on the environment. This is evidenced, not only by the terms of the Proposal itself, but by the supporting statement which states that "taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy". These statements clearly indicate that the Proposal is focused on risk to and liability of the Company, rather than social policy. These are matters for management, and are not appropriate for oversight by shareholders.

D. **Staff Precedents Support Exclusion of the Proposal**

The Staff has consistently permitted the omission of proposals seeking detailed information on a company's evaluation of the risks and implications of its business operations. For example, in American International Group, Inc. (February 11, 2004), the Staff determined that a proposal requesting the Board of Directors to preparing a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business was excludable, as it related to the company's ordinary business operations. In The Chubb Corporation (January 25, 2004), the Staff agreed with the company's view that a proposal requesting the Board of Directors to prepare a report with respect to the company's strategies to address the impacts of climate change on its business was excludable. Further, the Staff has regularly allowed the exclusion of similar shareholder proposals with respect to companies operating in industries analogous to those of the Company. In Dow Chemical Company (February 13, 2004), the Staff concurred that the company could exclude a proposal requesting a report related to certain toxic substances because it related to an evaluation of certain risks and liabilities. Likewise, in Cinergy Corp. (December 23, 2002), the company was allowed to exclude a proposal requesting a report disclosing the economic benefits of a reduction of emissions. See also Williamette Industries, Inc. (March 20, 2001) (permitting the omission of a proposal requesting that an independent committee of the board prepare a report on the company's environmental issues); Mead Corporation (January 31, 2001) (concurring with the exclusion of a proposal requesting a report of the company's environmental risks).

More recently issued Staff decisions also offer substantial support to the Company's view that the Proposal may be excluded. In ACE Limited (March 19, 2007), the Staff found that a proposal asking the board of directors to prepare a report describing their strategy with respect to climate change was properly excludable as relating to ordinary business operations (i.e., evaluation of risk). Also, in Centex Corp. (May 14, 2007), the Staff determined that a proposal requesting that the board of directors provide a report to shareholders on how the company is responding to rising pressure to address climate change, was related to the company's ordinary business operations and could be excluded. See also Pulte Homes (January 9, 2007) (excluding a proposal requesting that the company assess and report its response to rising regulatory, competitive, and public pressure to increase energy efficiency). The proposals in the foregoing precedents are substantially similar the Proposal at issue here, which therefore should be excluded from the Company's proxy materials.

Conclusion

For the foregoing reasons, we respectfully request that you concur in our view that, in accordance with Rule14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials for the 2008 Annual Meeting. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require any additional information, please contact the undersigned at (212) 859-8156. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely,

Paul Reinstein /AV

Paul Reinstein

cc: Christopher Ailman
California State Teachers Retirement System

Lily Donge
Calvert Asset Management Company, Inc.

received
11-30-07

CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

California State Teachers'
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3723 Fax (916) 229-0502
cailman@calstrs.com

November 29, 2007

Eric Grimshaw, Corporate Secretary &
Associate General Counsel
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

Dear Mr. Grimshaw:

Enclosed, please find the CalSTRS shareholder proposal regarding reporting on the feasibility of adopting quantitative goals to reduce greenhouse gas emissions, our supporting statement, and our ownership verification letter from our custodian, State Street Bank. We are submitting the proposal to you for inclusion in the next proxy statement.

Please feel free to contact Janice Hester-Amey at (916) 229-3710 to discuss the contents of the proposal.

Sincerely,

Christopher Ailman
Chief Investment Officer

Enclosures

cc: David L. Kyle
John W. Gibson

WHEREAS:

The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

The Intergovernmental Panel on Climate Change recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Regulations addressing GHG emissions already exist in 28 states and Congress is presently debating the best way to address the problem.

The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, "... estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

Analysts at firms such as Goldman Sachs, McKinsey and JPMorgan Chase have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them.

ONEOK, Inc. is the General Partner and 46 percent owner of ONEOK Partners L.P. which owns and operates over 6,970 miles of natural gas pipelines in the U.S., including 5,700 miles of interstate natural gas gathering and state-regulated intrastate transmission pipelines in Oklahoma, Texas, and California.

Unaccounted for line loss of natural gas from intrastate pipelines and gathering systems may be a significant source of raw methane emissions into the surrounding soils and the atmosphere. While Federal regulations cap the allowable amount of unaccounted for or lost natural gas in interstate pipelines at 1.5%, some states, including Texas (the largest producer and consumer of natural gas among the states) have no cap. Natural gas producers in Texas and the state itself (through the General Land Office and the University Land System) have seen claims of unaccounted for or lost natural gas as high as 20% with the average around 12%.

As Natural gas contains over 95% methane, a greenhouse gas more than 20 times more effective in trapping heat in the atmosphere than carbon dioxide, those kinds of losses may have a significant and negative impact on the environment and could have a significant impact on the health and safety of local residents and pipeline employees.

RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2008. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy.

STATE STREET

For Everything You Invest In™

November 29, 2007

Janice Hester-Amey
Portfolio Manager
State Teachers' Retirement System
7667 Folsom Boulevard
Sacramento, CA 95826

RE: State Teachers' Retirement System

Dear Janice:

We hereby certify as Master Custodian that the California State Teachers' Retirement System held the following position for ONEOK, Inc. (Cusip # 682680103) as of November 29, 2007.

Cusip#	Position as of	Fund #	# of Shares
682680103	11/29/07	TCC6	200
		TCC7	500
		TC0B	32,871
		TC0Q	137,716
		TC0U	154,691
		TC22	1,614,400
		Total	**1,940,378**

Sincerely,

Sylvia Quayle
Operations Manager

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

RECEIVED
2008 JAN 17 AM 11:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 16, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by California State Teachers' Retirement System Investments for Inclusion in ONEOK, Inc.'s 2008 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf of our client, California State Teachers' Retirement System Investments ("CalSTRS Investments") in connection with the shareholder proposal that CalSTRS Investments submitted to ONEOK, Inc. ("ONEOK" or the "Company) for inclusion in the Company's 2008 Proxy Statement (the "Proposal").

We have received a letter dated January 7, 2008 from Fried, Frank, Harris, Shriver & Jacobson LLP on behalf of ONEOK to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not recommend enforcement if the Company excludes the Proposal from its 2008 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than Friday, January 25, 2008.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

Michael J. Barry

cc: Paul Reinstein, Esquire
Christopher Ailman
Lily Donge

G&E

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 25, 2007

Via Facsimile And Overnight Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ONEOK, Inc.--Shareholder Proposal of California State Teachers' Retirement System

Ladies and Gentlemen:

We have been asked by California State Teachers' Retirement System ("CalSTRS")[1] to respond to ONEOK, Inc.'s ("ONEOK" or the "Company") January 8, 2008 letter to the Division of Corporation Finance concerning a shareholder proposal (the "Proposal") that CalSTRS submitted to the Company for inclusion in the proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal simply requests ONEOK's Board of Directors to prepare a report concerning the feasibility of adopting quantitative goals for reducing greenhouse gas ("GHG") emissions from the Company's operations. ONEOK asserts that this proposal pertains to the Company's ordinary business operations and, accordingly, may properly be excluded under Rule 14a-8(i)(7). For the reasons set forth herein, CalSTRS respectfully submits that Rule 14a-8(i)(7)'s "ordinary business" exclusion is inapplicable because the Proposal relates to an important social policy issue that transcends day-to-day business matters. Accordingly, the Proposal must be included in the Company's Proxy Materials.

BACKGROUND OF THE PROPOSAL

ONEOK is the General Partner and 46% owner of ONEOK Partners L.P., which owns and operates over 6,970 miles of natural gas pipelines in the United States. ONEOK's

---

1 CalSTRS owns more than 1,900,000 ONEOK shares, having a market value in excess of $95,000,000.

Grant & Eisenhofer P.A.

operations may cause the emission of raw methane—a GHG that is more than 20 times more effective than carbon dioxide in trapping heat in the atmosphere—into the environment. Concerned over the potentially catastrophic effects continued release of GHGs could have on the environment, CalSTRS submitted the following Proposal for inclusion in the Company's Proxy Materials:

> **WHEREAS:**
>
> The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.
>
> The Intergovernmental Panel on Climate Change recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Regulations addressing GHG emissions already exist in 28 states and Congress is presently debating the best way to address the problem.
>
> The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, "... estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."
>
> Analysts at firms such as Goldman Sachs, McKinsey and JPMorgan Chase have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them.
>
> ONEOK, Inc. is the General Partner and 46 percent owner of ONEOK Partners L.P. which owns and operates over 6,970 miles of natural gas pipelines in the U.S., including 5,700 miles of interstate natural gas gathering and state-regulated intrastate transmission pipelines in Oklahoma, Texas, and California.
>
> Unaccounted for line loss of natural gas from intrastate pipelines and gathering systems may be a significant source of raw methane emissions into the surrounding soils and the atmosphere. While Federal regulations cap the allowable amount of unaccounted for or lost natural gas in interstate pipelines at 1.5%, some states, including Texas (the largest producer and consumer of natural gas among the states) have no cap. Natural gas producers in Texas and the state itself (through the General Land Office and the University Land System) have seen claims of unaccounted for or lost natural gas as high as 20% with the average around 12%.
>
> As Natural gas contains over 95% methane, a greenhouse gas more than 20 times more effective in trapping heat in the atmosphere than carbon dioxide, those kinds of losses may have a significant and negative impact on the environment and could have a significant impact on the health and safety of local residents and pipeline employees.

Grant & Eisenhofer P.A.

RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2008. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy.

DISCUSSION

I. The Proposal Involves Significant Social Policy Issues And Accordingly Is Outside The Ambit Of Rule 14a-8(i)(7)

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Rel. 34-40018 (May 21, 1998). Notably, since at least 1990, the SEC Staff consistently and uniformly has determined that shareholder proposals pertaining to the reduction of greenhouse gas emissions raise such a significant policy issue that they transcend day-to-day business matters. *See, e.g., Exxon Mobil Corporation* (March 23, 2007) (citing *Exxon Mobil Corporation* (March 23, 2005); *Exxon Mobil Corporation* (March 15, 2005); *The Ryland Group, Inc.* (February 1, 2005); *Exxon Mobil Corporation* (March 19, 2004); *Reliant Res., Inc.* (March 5, 2004); *Unocal Corp.* (Feb. 24, 2004); *Valero Energy Corp.* (Feb. 6, 2004); *Apache Corp.* (Feb. 6, 2004); *Anadarko Petrol. Corp.* (Feb. 4, 2004); *American Standard Cos., Inc.* (March 18, 2002); *Occidental Petrol. Corp.* (March 7, 2002); *Exxon Corporation* (January 26, 1998); *Exxon Corporation* (January 30, 1990)). Accordingly, the Staff repeatedly has refused to grant no action relief where companies sought to exclude proposals similar to that at issue.

Indeed, particularly relevant to the Proposal at issue here is the fact that the Staff repeatedly has denied issue "no action" letters to energy companies seeking to exclude proposals relating to GHG emissions. For example, in *Exxon Mobil* (March 23, 2007), the Staff declined to grant no action relief to Exxon Mobil, which desired to omit from its proxy materials a proposal

Grant & Eisenhofer P.A.

requiring the board of directors to "*adopt* quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007 *on its plans to achieve these goals.*" (emphasis added).[2] *See also Anadarko Petrol. Corp.* (Feb. 4, 2004) (refusing to grant no action relief to company that planned to exclude shareholder proposal requiring the board to prepare a report explaining how the company was responding to rising regulatory, competitive and public pressure to significantly reduce GHG emissions); *American Standard Cos., Inc.* (March 18, 2002) (refusing to grant no action relief to company that planned to exclude shareholder proposal requiring the board to report to shareholders on GHG emissions from company's operations and products sold, including steps that could be taken to reduce such emissions). As a call to require ONEOK to examine the feasibility of adopting quantitative goals for the reduction of GHG emissions, the Proposal raises sufficiently significant social policy issues that it transcends day-to-day business matters.

Despite the Staff's clear history of permitting energy companies to exclude from their proxy materials include shareholder proposals concerning greenhouse gases, including GHG emissions, ONEOK contends that it nonetheless may exclude the Proposal because (1) the Proposal requires an assessment of risk and (2) the Proposal relates to fundamental management tasks and seeks to micro-manage the Company. ONEOK is wrong on both counts.

A. The Proposal Does Not Require An Assessment Of Risk

Staff Legal Bulletin No. 14C ("SLB 14C") provides guidance for determining whether a shareholder proposal concerning environmental or public health issues may be excluded as a proposal relating to "ordinary business." Under SLB 14C, "if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market, or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, *but which does not ask the company to quantify or characterize those risks, these are acceptable and will not be permitted to be excluded.*" (emphasis added). The Proposal falls into the latter category.

CVS Corporation (March 3, 2006) is instructive. In *CVS,* the Staff declined to grant no action relief for a proposal—similar to that at issue—asking for a feasibility study. Specifically, the shareholder proposal at issue in *CVS* sought to require the company to publish a report, *inter alia*, evaluating the feasibility of CVS reformulating all its private label cosmetic products to be free of chemicals linked to cancer, mutation or birth defects. Like ONEOK here, CVS argued that—because the supporting statement contained a reference to market competition—the request for a simple feasibility study was really a request for a quantification of risk. Specifically, CVS

---

2 Notably, the CalSTRS Proposal, unlike the *Exxon Mobil* proposal, does not even purport to require the Company to *adopt* any quantitative goals, but merely *requests* the Company to prepare a report *evaluating the feasibility of adopting* such goals.

Grant & Eisenhofer P.A.

asserted in its letter to the Staff seeking no action relief that "while the subject of the Proposal relates to the environment and public health, the focus of the Proposal is really on the business and economic impact to the Company stemming from its business practices in relation to cosmetics products." CVS, 2006 WL 739893, at *5. *Compare with* ONEOK No Action Letter ("NAL") at 3-4 ("The proposal together with the recitals and supporting statement to the Proposal make it clear that it is focused on financial implications and risks of climate change on the Company."). The Staff rejected this argument, declining to grant no action relief. In fact, the Staff has on several occasions declined to grant no action relief for proposals seeking feasibility studies. *See, e.g., Hormel Foods Corp.* (Nov. 10, 2005) (declining to issue no action letter for proposal requesting a report "on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing"); *Avon Prods., Inc.* (March 3, 2003) (declining to issue no action letter for proposal requesting a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products"). Similarly, the Staff should deny ONEOK's response for "no action" relief here. The fact that CalSTRS referenced some business concerns in its supporting statement does not alter the nature of the Proposal—a request that ONEOK *determine what is possible* with regard to setting quantitative goals to reduce GHG emissions, *not that it evaluate or quantify what is at stake* if it fails to implement such goals. The CalSTRS Proposal does not request an assessment of risk and, accordingly, is not excludable as relating to the Company's "ordinary business"..

B. The Proposal Neither Relates To Fundamental Management Tasks Nor Seeks To Micro-Manage The Company

Further, ONEOK falsely contends that the Proposal "focuses on tasks that are so fundamental to management's ability to run the Company that they cannot be subject to direct shareholder oversight" and that it seeks a report on "complex matters on which shareholders would be unable to make an informed view." NAL at 4. To be clear, the Proposal *does not call for any shareholder oversight or decision-making ability at all.* Rather, the Proposal merely requests that ONEOK's Board of Directors prepare a study concerning the feasibility of adopting quantitative goals for reducing GHG emissions from the Company's operations. Notably, the Proposal does not purport to require Board of Directors to take any specific actions to reduce GHG emissions; does not purport to require the Board of Directors to take actions to reduce GHG emissions by a specific timeframe; does not purport to tell the Board what topics should be addressed in the report; does not purport to tell the Board how the report should be prepared or who should prepare it; and does not purport to tell the Board of Directors how to manage the Company's operations. The absence of such particularized directives militates in favor of denying the Company's request to exclude the Proposal from its Proxy Materials. *See* Release No. 34-40018 (noting that consideration of whether a proposal seeks to micro-manage a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies"); *CVS* (declining to grant no action relief for a proposal requesting feasibility study that did not specify how the assessment should be made or how/when the proposed

Grant & Eisenhofer P.A.

cosmetics reformulation that was the subject of the feasibility study should take place). In fact, the Staff in *Exxon Mobil* (March 23, 2007) declined to grant no action relief for a proposal relating to GHGs—that the company claimed related to fundamental management tasks and amounted to micromanagement—that asked the Board of Directors to do even more than they are being asked to do here. Specifically, the *Exxon Mobil* resolution stated:

> **RESOLVED:** shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Exxon Mobil, 2007 WL 945194 at *2. Like ONEOK here, Exxon Mobil asserted that the proposal sought to "micromanage" the company simply because it touched upon tasks that were related to management's ability to run the company. The mere fact that a proposal "relates" to tasks that management must perform in running the company, however, does not mean it seeks to "micromanage." The Proposal—which does not ask ONEOK's board to take any specific actions to reduce GHGs and does not purport to impose any parameters on the conduct of the feasibility study—is a far cry from the types of shareholder proposals the Staff has determined to involve micromanagement. *See, e.g., Exxon Mobil Corporation* (March 27, 2003) (concurring in company's view that it could exclude a proposal requesting the company to implement by a specified date all energy efficient projects that had a specified pay period); *Duke Energy Corporation* (Feb. 16, 2001) (concurring in company's view that it could exclude a proposal requesting company to reduce by 80% nitrogen oxide emissions from coal-fired plants operated in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs. of nitrogen oxide per millions btu's of heat input by 2007). The Proposal, plainly, does not seek to micromanage ONEOK.

Moreover, the mere fact that the subject matter of the Proposal is "complex" is not dispositive. In fact, the Staff repeatedly has rejected arguments that the alleged complexity of a proposal's subject matter renders it an attempt to micromanage. *See, e.g., CVS* (declining to grant no action relief for proposal that involved reformulating cosmetics to meet standards set by the EU Cosmetics Directive); *Exxon Mobil* (March 23, 2007) (declining to grant no action relief for proposal that involved adopting quantitative goals for reducing GHG emissions from company's products and operations). As the Proposal does not seek shareholder input on the analysis or resolution of complex issues—but, rather, asks nothing more than that the Board determine what is possible—the alleged complexity of its subject matter is besides the point.

Finally, that the Company evaluates pipeline integrity and formulates policies relating to GHG emissions in the ordinary course of its business is of no moment. Again, the Proposal does not purport to tell the Company how to perform these—or any other—functions. It merely asks for an assessment of whether a given course of action (*i.e.*, the adoption of quantitative goals for the reduction of GHG emissions) is possible.

Grant & Eisenhofer P.A.

CONCLUSION

The Proposal requests a simple feasibility study concerning a significant social policy issue. Accordingly, CalSTRS respectfully requests that the Staff of the Division of Corporation Finance decline to concur in ONEOK's view that it may exclude the Proposal under Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302.622.7065 should you have any questions concerning this matter or should you require any additional information. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy and returning it in the enclosed envelope.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Paul Reinstein, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com

RECEIVED
2008 FEB -7 PM 12: 06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FRIED FRANK

February 4, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ONEOK, Inc.– Shareholder Proposal of California State Teachers' Retirement System Investments

Ladies and Gentlemen:

We refer to our letter to you dated January 7, 2008 ("No Action Request") and the letter in response filed on behalf of CalSTRS and dated January 25, 2008 (the "Response"). Terms defined in our No Action Request shall have the same meaning when used is this letter.

In the Response, the Proponent argues that since the Proposal involves significant policy issues, it is outside the ambit of Rule 14a-8(i)(7). The Staff has given guidance on this very point. In this regard we refer back to SLB 14C in which the Staff stated that *"[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."* The recitals and supporting statement of the Proposal clearly refer to the fact that taking early actions could provide "competitive advantages" while inaction could "leave companies unprepared to deal with the realities of a carbon constrained economy". The recitals to the Proposal also refer to unaccounted for line loss of natural gas from pipelines. These matters clearly call for an evaluation of risk by the Company. Instances cited by the Proponent of circumstances where the Staff has concluded that shareholder proposals would not be excludable are clearly different to the current Proposal. For example, the proposal in Exxon Mobil Corporation (March 23, 2007) clearly focused on the effect of that company's operations on the environment, rather than the risk to the company from a failure to take action on environmental issues.

The Proponent argues that the Proposal does not require an assessment of risk. The Proponent cites CVS Corporation (March 3, 2006) ("CVS") as instructive, as the proponents in that instance also asked for a feasibility study. However, the CVS proposal was different to the Proposal at issue in many respects. The CVS proposal related to product safety in the cosmetics industry. The current Proposal relates to greenhouse gas emissions from an energy company involved in the natural gas industry and the Proponent has, in the recitals to the Proposal, drawn specific attention to line loss of natural gas from pipelines and gathering systems. The request for a report concerning the feasibility of adopting quantitative goals is obviously intended to include the feasibility of adopting goals for the reduction of line loss. As set out in our No Action Request, this would require a complex cost benefit analysis, is something that is done by ONEOK in the ordinary course of its business, and is a complex matter not a properly the subject of shareholder oversight. The feasibility of adopting goals with respect to greenhouse gas emissions cannot be considered in isolation from the Company's ordinary operations.

The Proponent argues that "[l]ike ONEOK here, CVS argued that – because the supporting statement contained a reference to market competition – the request for a simple feasibility study was really a request for a quantification of risk." While the Staff rejected CVS' no action request, the context and the focus of the CVS proposal and the current Proposal are different. Reference to competitors' actions in the CVS proposal focused on the fact that certain outcomes could be achieved, as had been demonstrated by others in the industry, and that such actions by CVS would underscore its leadership role in providing safe, wholesome products. The focus was on social policy and on CVS being a socially responsible corporate citizen. The CVS proposal did not suggest, in any meaningful sense, that CVS would suffer financial harm in the event it did not consider the actions set out in the Proposal. In that instance, the proponent's reference to market competition was, at best, peripheral in that CVS "risks losing customers that are concerned about cosmetic safety". In contrast, the current Proposal is focused on the Company "being unprepared to deal with the realities of a carbon constrained economy" if it fails to act. The Proponent understands, by its reference to line loss, that not dealing with environment issues, including emissions issues, has a direct effect on the Company's operations, including its ability to compete in its industry.

The Proposal itself requests a report on the "feasibility" of adopting quantitative goals for reducing greenhouse gas emissions. The Proponent argues that the Proposal requests that "*ONEOK determine what is possible with regard to setting quantitative goals to reduce greenhouse gas emissions, not that it evaluate or quantify what is at stake if it fails to implement such goals.*" In the context of the Company's pipeline business, and the direct effect of the issues sought to be addressed by the Proponent on the Company, this distinction would render such report futile and inappropriate. The Company believes it is not appropriate to set goals for the operation of its businesses that are not feasible to achieve or attempt to achieve. If the Company considers the feasibility of setting goals, its analysis must consider the cost-benefit of implementing such goals and what is at stake if it fails to implement such goals. This involves the complex risk analysis we set out in our No Action Request.

Should you have any questions regarding this matter or require any additional information, please contact the undersigned at (212) 859-8156. We are simultaneously sending a copy of this letter to the Proponent.

Sincerely,

Paul Reinstein

cc: Christopher Ailman
California State Teachers Retirement System

Michael J Barry
Grant & Eisenhofer P.A

Lily Donge
Calvert Asset Management Company, Inc.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

February 15, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ONEOK, Inc.–Shareholder Proposal of California State Teachers' Retirement System

Ladies and Gentlemen:

This responds to the letter dated February 4, 2008, from Paul Reinstein, Esq., in further support of the request (the "No Action Request") of ONEOK, Inc. ("ONEOK" or the "Company") for permission to exclude a shareholder proposal submitted by The California State Teachers' Retirement System ("CalSTRS")[1] for inclusion in the Company's materials to be sent to the shareholders in advance of the 2008 Annual Meeting of Shareholders (the "Proxy Materials").

By its express terms, CalSTRS' proposal, if adopted, would simply urge the ONEOK Board of Directors to "prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations." Mr. Reinstein's February 4 letter ignores this point entirely. Rather, by focusing in on language in the supporting statement that highlights the importance of environmental concerns, ONEOK argues that, rather than seeking a feasibility study – of the kind the Division repeatedly has declined to permit companies to exclude from proxy materials – CalSTRS' proposal somehow would require a "complex risk analysis." (2/4/08 ltr. at 2) CalSTRS' proposal does no such thing.

First, as noted above and as completely ignored by ONEOK, the proposed resolution expressly does *not* ask the Company's board to engage in any "risk analysis" at all. Rather, CalSTRS seeks a resolution asking the Company's board to prepare a report informing the

[1] CalSTRS owns more than 1,900,000 ONEOK shares, having a market value in excess of $95,000,000.

shareholders whether they believe the adoption of goals for reducing the emission of greenhouse gasses would be feasible.

Second, the fact that ONEOK is in a business where the emission of greenhouse gasses may be of paramount concern does *not* somehow render CalSTRS' proposal inappropriate. Indeed, the fact that ONEOK's board "believes it is not appropriate to set goals of the operation of its business that are not feasible to achieve or attempt to achieve" (2/4/08 ltr. at 2) puts the proverbial cart before the horse. CalSTRS' proposal does not request ONEOK's board to establish any goals at all, so ONEOK's suggestion here that the Company does not believe it "appropriate" to set goals that the Company may not be able to "achieve" is completely beside the point. CalSTRS' proposal simply asks the Company's board to address the feasibility of adopting *any* goals. It does not request the adoption of any such goals whatsoever, and as such does not require any "complex risk analysis" at all.

Third, ONEOK's attempt to distinguish CalSTRS' proposal from the proposal at issue in *CVS Corporation* (March 3, 2006) is unavailing. The proposal at issue in *CVS*, like the proposal at issue here, simply requested that the company publish a report evaluating the feasibility of CVS's reformulating all its private label cosmetic products to be free of chemicals linked to cancer, mutation or birth defects. Thus, the *CVS* proposal—like CalSTRS' proposal here—sought a feasibility study concerning matters relating to the company's business operations. That the supporting statement for the *CVS* proposal referred to the fact that other companies in the industry had been able to reformulate their product lines is of no consequence. The nature of the proposal itself—*i.e.*, a request for a feasibility study—is the relevant inquiry, not whether other companies in a given industry have or have not been able to accomplish specific results.

Again, CalSTRS—like the proponent in *CVS*—is not asking ONEOK to assess what will happen to the Company if it fails to take certain actions. CalSTRS' proposal simply asks ONEOK's board to report on the feasibility of adopting a plan to set goals for the reduction of greenhouse gas emissions. If they honestly believe that the adoption of any such goals whatsoever is completely unfeasible, they can simply say that – in a report, to the shareholders.

Please do not hesitate to contact the undersigned at 302.622.7065 should you have any questions concerning this matter or should you require any additional information.

Very truly yours,

Michael J. Barry

cc: Paul Reinstein, Esq.
Fried Frank Harris Shriver & Jacobson LLP

Lily Donge
Calvert Asset Management Company, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ONEOK, Inc.
Incoming letter dated January 7, 2008

The proposal requests that the board prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations.

We are unable to concur in your view that ONEOK may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ONEOK may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END